6/15

04030665

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ontzinc Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUN 15 2004 THOMSON FINANCIAL

FILE NO. 82- 34778 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/15/04

82-34778

RECEIVED
2004 JUN 15 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARLS
12-31-03

Consolidated Financial Statements of

ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

Years ended December 31, 2003 and 2002

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of OntZinc Corporation (a Development Stage Enterprise) as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

April 5, 2004

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 2,113,735	$ 195,181
Debenture subscription receivable (note 6)	2,000,000	–
Share subscription receivable	250,000	–
Amounts receivable (note 5)	–	474,361
Prepaid expenses and other	643,967	80,575
	5,007,702	750,117
Capital assets (note 4)	28,802	14,471
Mineral properties and deferred exploration expenditures (note 3)	5,186,629	3,333,508
Deferred financing costs (note 6)	169,000	4,000
Long-term receivable (note 5)	–	236,640
Environmental deposits (note 3(a))	1,588,129	–
	$ 11,980,262	$ 4,338,736
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,021,549	$ 614,559
Loans payable	–	9,998
Due to companies related by common directors (note 10)	4,155	362,724
	1,025,704	987,281
Convertible debentures (note 6)	1,038,500	–
Shareholders' equity:		
Common shares (note 7(a))	21,379,060	16,625,595
Shares to be issued (note 7(a))	47,072	–
Warrants (note 7(b))	4,433,514	–
Warrants to be issued (note 7(a))	50,545	–
Stock options (note 7(c))	1,580,000	117,000
Contributed surplus	516,340	516,340
Equity component of convertible debentures (note 6)	961,500	–
Deficit	(19,051,973)	(13,907,480)
	9,916,058	3,351,455
Going concern (note 1)		
Commitments and contingencies (notes 3(a), 3(b) and 9)		
Subsequent events (notes 3(b), 5 and 11)		
	$ 11,980,262	$ 4,338,736

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Gregory Peebles" Director

"Richard Brissenden" Director

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Operations and Deficit

Years ended December 31, 2003 and 2002

	2003	2002
Interest income	$ 7,567	$ 2,194
Expenses (income):		
Salaries and benefits	64,614	13,375
Management fees	60,000	24,547
Professional fees	895,372	307,725
Mine care and maintenance	1,590,504	147,531
Investor relations and listing fees	89,442	92,513
General and administrative	108,019	79,994
Insurance	13,029	12,500
Rent	101,322	42,548
Travel	347,088	–
Foreign exchange loss (gain)	(206,794)	4,278
Depreciation	5,463	1,608
Gain on settlement of liabilities	–	(9,358)
Gain on sale of assets	(90,000)	–
Chilean exploration activities	–	233,351
Provision for bad debts (note 5)	711,001	–
Stock option compensation (note 7(c))	1,463,000	–
	5,152,060	950,612
Loss for the year	(5,144,493)	(948,418)
Deficit, beginning of year	(13,907,480)	(12,959,062)
Deficit, end of year	$ (19,051,973)	$ (13,907,480)
Basic and diluted loss per share (note 7(d))	$ (0.04)	$ (0.01)

See accompanying notes to consolidated financial statements.

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
Cash provided by (used in):		
Operating activities:		
Loss for the year	$ (5,144,493)	$ (948,418)
Items not involving cash:		
Depreciation	5,463	1,608
Provision for bad debts	711,001	–
Stock option compensation	1,463,000	–
Gain on settlement of liabilities	–	(9,358)
Gain on sale of assets	(90,000)	–
Change in non-cash operating working capital	(121,402)	(4,356)
	(3,176,431)	(960,524)
Financing activities:		
Due to companies related by common directors	4,155	(32,778)
Decrease in loans payable	(9,998)	(162,508)
Issuance of common shares, net of issuance costs	8,636,872	–
Financing costs	(165,000)	(8,000)
	8,466,029	(203,286)
Investing activities:		
Proceeds received in (investment in) respect of mineral properties	(276,466)	946,778
Proceeds on sale of assets	90,000	–
Acquisition of Balmat mine (note 3(a))	(1,576,655)	–
Increase in environmental deposits	(1,588,129)	–
Additions to capital assets	(19,794)	(16,079)
Cash acquired with property acquisitions	–	409,462
	(3,371,044)	1,340,161
Increase in cash and cash equivalents	1,918,554	176,351
Cash and cash equivalents, beginning of year	195,181	18,830
Cash and cash equivalents, end of year	$ 2,113,735	$ 195,181
Supplemental disclosure of non-cash financing and investing activities:		
Issuance of convertible debentures	$ 2,000,000	$ –
Share subscription receivable	250,000	–
Shares issued in settlement of amounts due to companies related by common directors	362,724	–
Shares issued in settlement of other indebtedness	35,000	–

See accompanying notes to consolidated financial statements.

ONTZINC Corporation (the "Company") is incorporated under the Ontario Business Corporations Act. The Company is engaged in the business of evaluation, acquisition and exploration of mineral properties. Substantially all of the efforts of the Company are devoted to these business activities. To date, the Company has not earned significant revenue and is considered to be in the development stage.

1. Going concern:

As at December 31, 2003, the Company has no source of operating cash flows. The Company's ability to meet its obligations and continue as a going concern is dependent on its ability to identify and complete future financing.

The consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern and do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenue and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption was not appropriate.

2. Significant accounting policies:

The significant accounting policies are summarized as follows:

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated on consolidation.

(b) Translation of foreign currencies:

Monetary assets and liabilities of the Company's operations in the United States are translated into Canadian dollars at the rates of exchange in effect at the consolidated balance sheet dates, and non-monetary assets and liabilities are translated at the historical rates of exchange. Transactions in foreign currencies are translated at the actual rates of exchange. Gains and losses on foreign currency translation are included in the statements of operations.

2. Significant accounting policies (continued):

(c) *Cash and cash equivalents:*

Cash and short-term investments with a remaining maturity of three months or less at the date of acquisition are classified as cash and cash equivalents.

(d) *Financial instruments:*

Financial instruments are initially recorded at cost. The fair values of cash and cash equivalents, debenture subscription receivable, share subscription receivable, amounts receivable, accounts payable and accrued liabilities, loans payable and due to companies related by common directors approximate their recorded amounts because of their short-term nature.

The fair value of the convertible debentures approximates the carrying value as the yield on the convertible debentures approximates the interest rates the Company could obtain on similar financing.

(e) Mineral properties and deferred exploration expenditures:

The Company considers its exploration costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis based on proven and probable reserves or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made.

The recovery of costs of mineral properties and deferred exploration expenditures is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration, development and future profitable production or proceeds from disposition of such properties.

2. Significant accounting policies (continued):

(f) Capital assets:

Capital assets are stated at cost. Depreciation of furniture and fixtures and computer equipment is provided on a declining-balance basis at 20% and 30% per annum, respectively.

(g) Stock-based compensation plans:

Effective January 1, 2003, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants in Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments - Amendments. Section 3870 is applied prospectively to all stock-based compensation granted on or after January 1, 2003.

The Company's stock-based compensation plan is described in note 7(c). The Company accounts for all stock-based payments using the fair value-based method. Under this method, compensation cost attributable to options granted is measured at fair value at the grant date. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

(h) Income taxes:

The Company accounts for income taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

2. Significant accounting policies (continued):

(i) Loss per share:

Basic loss per share is computed by dividing loss for the year by the weighted average number of common shares outstanding for the year. Shares held in escrow are included in the weighted average number of common shares when they are released from escrow. Diluted loss per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method.

(j) Use of estimates:

Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenue and expenses for each year presented. Changes in the estimates and assumptions will occur based on the passage of time and the occurrence of certain future events.

3. Mineral properties and deferred exploration expenditures:

	2003	2002
Balmat mine (a)	$ 1,576,655	$ –
Gay's River (b)	3,079,221	3,011,736
Southwestern Ontario (c)	530,753	321,772
	$ 5,186,629	$ 3,333,508

(a) Balmat mine:

	2003	2002
Balance, January 1	$ –	$ –
Acquisition costs	1,576,655	–
Balance, December 31	$ 1,576,655	$ –

3. Mineral properties and deferred exploration expenditures (continued):

During the year, the Company established a wholly owned subsidiary, St. Lawrence Zinc Company LLC ("St. Lawrence"). St. Lawrence was incorporated in the State of New York for the purposes of acquiring the Balmat zinc mine ("Balmat"). On September 24, 2003, St. Lawrence purchased the Balmat zinc mine and related assets located in upper New York State. Total consideration paid consisted of a cash deposit of U.S. $1 million required to assume an environmental bond. In addition, contingent consideration, consisting of U.S. $20 million, was provided for in connection with the acquisition. The contingent consideration will be accounted for as additional purchase price as the contingencies are resolved and the amounts payable become fixed and/or determinable. The contingent consideration is payable out of 30% of the net future cash flow from operations after allowing for reasonable capital and exploration expenditures. An additional $5 million is payable if the price of zinc is sustained at U.S. $0.70 per pound for a period of 24 consecutive months prior to the fifth anniversary of the date on which the initial U.S. $20 million is paid. In order to acquire the Balmat mine, the Company required financial assistance from a related party (note 10(a)).

(b) Gay's River:

	2003	2002
Balance, January 1	$ 3,011,736	$ –
Acquisition costs	–	2,971,235
Deferred exploration costs	67,485	40,501
Balance, December 31	$ 3,079,221	$ 3,011,736

On March 10, 2002, the Company completed the acquisition of a 50% controlling interest in the Gay's River zinc property in Nova Scotia and the remaining 50% in the Southwestern Ontario project. The acquisition of the properties, together with the assumption of cash of $409,462 and liabilities of $123,599, was completed through the issuance of 38,334,984 common shares (at $0.06 per common share, being the share price on the date the acquisition was announced) valued at $2,300,098 and 2,125,000 options valued at $72,000.

3. Mineral properties and deferred exploration expenditures (continued):

On December 4, 2002, the Company completed the acquisition of the remaining 50% of the Gay's River property from Regal Consolidated Ventures Limited ("Regal") through the issuance of 12,000,000 common shares (at $0.07 per common share, being the share price on the date the acquisition was announced) valued at $840,000 and 1,150,000 options valued at $45,000.

On March 25, 2004, the Company paid Pasminco $2,000,000 under the terms of the agreement. The Company has a 100% interest in the property subject to a 2% net smelter royalty.

An additional 6,000,000 common shares are to be issued to Regal as follows:

(i) 2,000,000 when the business plan for re-opening the mine has been completed; and

(ii) 4,000,000 when a production decision has been made.

No value has currently been ascribed to these shares that may be issued.

(c) Southwestern Ontario:

	2003	2002
Balance, January 1	$ 321,772	$ 108,691
Deferred exploration costs	208,981	213,081
Balance, December 31	$ 530,753	$ 321,772

In August 2000, the Company entered into an agreement to acquire certain confidential information related to the exploration program for Mississippi Valley Type Lead-Zinc Mineralization (the "Property") in Southwestern Ontario. Pursuant to the agreement, during 2000, the Company paid $50,000 for the confidential information. The owner of the information will retain a 1% net smelter royalty on all lands acquired directly or indirectly by the Company as a result of the confidential information.

The Company has a 100% interest in the mineral property leases. All mineral leases will be subject to a net smelter royalty of between 1% and 2.5%.

3. Mineral properties and deferred exploration expenditures (continued):

As at December 31, 2003, the Company has leased a total of approximately 24,000 acres of land as part of its Southwestern Ontario project. The lease terms are generally for 10 years and the annual lease payment is $2.00 per acre.

4. Capital assets:

2003	Cost	Accumulated depreciation	Net book value
Furniture and fixtures	$ 24,089	$ 5,303	$ 18,786
Computer equipment	11,784	1,768	10,016
	$ 35,873	$ 7,071	$ 28,802

2002	Cost	Accumulated depreciation	Net book value
Furniture and fixtures	$ 16,079	$ 1,608	$ 14,471

5. Amounts receivable:

In 2002, the Company sold its interest in the San Antonio property for U.S. $850,000.

	2003	2002
May 2003	U.S. $ 150,000	U.S. $ 150,000
November 2003	150,000	150,000
May 2004	150,000	150,000
	450,000	450,000
Less provision for bad debt	450,000	–
	U.S. $ –	U.S. $ 450,000

5. Amounts receivable (continued):

At December 31, 2002, these amounts were recorded as $711,001 in the Company's consolidated balance sheets. The purchaser did not make the scheduled payments in May and November 2003 totalling U.S. $300,000. As a result, the Company recorded a provision against the remaining instalments receivable and has initiated civil court action in Chile to regain title to the San Antonio project.

6. Convertible debentures:

On December 19, 2003, the Company completed a private placement of $2,000,000 principal amount of secured convertible debentures. The debentures mature December 19, 2005 and bear interest at a rate of 12% per annum, payable semi-annually. Proceeds of the placement were received in January 2004. Commissions and legal costs of $165,000 were incurred on the placement of the debentures and have been recorded as deferred financing costs. The deferred financing cost is being amortized over the life of the debenture, being two years.

The debentures are secured by a charge over the assets of the Company and its Canadian subsidiaries. Providing certain conditions are met, the Company is not restricted from incurring additional indebtedness (subject to a maximum borrowing of $91 million per each specific project or acquisition) or from mortgaging, pledging or charging its properties to secure any indebtedness.

The debentures are convertible at the debenture holders option into common shares of the Company prior to maturity at a conversion price of $0.26 per share. The Company has the right to require debenture holders to convert their debentures into common shares if the average closing price of the shares has been at least $0.65 in any 30 consecutive trading days.

For accounting purposes, the Company has segregated the debentures into their debt and equity components. The equity component, representing the fair value ascribed to the conversion rights at the date the debentures were originally issued of $961,500, is included within shareholders' equity. The value was estimated as at the date of issuance using the Black-Scholes option pricing model with the following assumptions: common share dividend yield of 0%, expected share price volatility of 100%, risk-free interest rate of 4.5% and a term of 2 years. The debt component is being accreted to the redemption value on a straight-line basis over the term to the debentures maturity date of December 19, 2005.

7. Share capital:

(a) Common shares:

Authorized:
Unlimited common shares

Issued:

	2003		2002	
	Common shares	Amount	Common shares	Amount
Balance, January 1	88,669,968	$ 16,625,595	38,334,984	$ 13,489,497
Issued for property acquisition (note 3)	–	–	50,334,984	3,140,098
Issued for debt	3,372,691	397,724	–	–
Issued on private placements	77,455,117	9,666,015	–	–
Exercise of warrants	350,000	52,500	–	–
Value attributed to warrants issued	–	(4,484,059)	–	–
Share issue costs	–	(878,715)	–	(4,000)
Balance, December 31	169,847,776	$ 21,379,060	88,669,968	$ 16,625,595

During the year, the Company completed the following private placements:

(i) In May 2003, 7,000,000 units at a price of $0.10 per unit for gross proceeds of $700,000. Each unit consists of one common share and one common share purchase warrant. Each warrant can be exercised to purchase one common share for a price of $0.13 for a period of 24 months from the date of closing.

(ii) In June 2003, 4,930,650 units at a price of $0.10 per unit for gross proceeds of $493,065. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $0.13 per share.

7. Share capital (continued):

(iii) In September 2003, 27,272,734 units at a price of $0.11 per unit for gross proceeds of $3,000,001. Each unit consists of one common share and one common share purchase warrant. Each warrant entitled the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $0.14 per share.

(iv) In October 2003, 33,768,400 units at a price of U.S. $0.10 per unit for gross proceeds of $4,273,082 (U.S. $3,376,840). Each unit consists of one common share and one common share purchase warrant, each warrant entitling the holder to acquire one common share for a period of two years from the date of issuance exercisable at a price of U.S. $0.12 per share. Of the 33,768,400 units subscribed, 768,400 were issued to the subscriber after December 31, 2003. The related value of these units has been classified as shares to be issued and warrants to be issued.

(v) In November 2003, 1,183,333 common shares at a price of U.S. $0.15 per share for gross proceeds of $229,839 (U.S. $177,500).

(vi) In December 2003, 4,068,400 units at a price of $0.25 per unit for gross proceeds of $1,017,100. Each unit consists of one flow-through common share and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one flow-through common share for a period of two years from the date of issuance exercisable at a price of $0.30 per share. In addition 406,840 warrants valued at $54,923 and exercisable at $0.25 per share were issued to brokers and have been accounted for as issue costs. The Company is required to spend the proceeds from the flow-through private placement on qualifying Canadian exploration activities during 2004.

The tax benefit to be renounced to the holders of the flow-through common shares will be charged to capital stock when the renouncement is made in 2004.

(vii) The Company settled $362,724 of related party debts through the issuance of 3,022,691 common shares, $35,000 of other amounts payable through the issuance of 350,000 units of the Company, each unit being one common share and one common share purchase warrant exercisable at $0.13 per share for two years from the date of closing. In addition, the Company issued 250,000 warrants exercisable at $0.10 per share for two years in settlement of a debt to a supplier.

7. Share capital (continued):

(b) Warrants:

	Number	Amount
Warrants outstanding, beginning of year	–	$ –
Issued on private placements:		
(i)	7,000,000	350,000
(ii)	4,930,650	244,610
(iii)	27,272,734	1,363,637
(iv)	33,000,000	2,170,740
(vi)	2,441,040	299,027
(vii)	600,000	23,000
Exercised	(350,000)	(17,500)
Warrants outstanding, end of year	74,894,424	$ 4,433,514

Warrants outstanding to acquire common shares of the Company are as follows:

Warrants outstanding	Exercise price	Expiry date
350,000	$ 0.13	February 24, 2005
6,650,000	0.13	May 30, 2005
2,805,650	0.13	June 25, 2005
2,125,000	0.13	August 25, 2005
250,000	0.10	October 3, 2005
27,272,734	0.14	September 8 - 23, 2005
33,000,000	U.S. $ 0.12	October 9 - 21, 2005
768,400	U.S. $ 0.12	January 13, 2006
2,034,200	0.30	December 23 - 31, 2005
406,840	0.25	December 30, 2005
75,662,824		

For purposes of the warrant valuation, the fair value of the warrants were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4.5%; and an expected life of two years.

7. Share capital (continued):

(c) Stock option plan:

Under the Company's stock option plan approved on July 20, 2001 and amended on June 10, 2002, the Company may grant options up to 15,000,000 shares of common stock to employees, officers, directors and consultants of the Company and its affiliates and other designated persons for a maximum term of five years. The options vest immediately and the option price may not be less than the market price of the shares at the time the option is granted. The maximum number of shares that may be issued to any optionee is 5% of the shares outstanding at the time of the grant.

Subject to shareholder approval, at December 31, 2003, 16,500,000 common shares (2002 - 4,275,000) were reserved for the exercise of stock options granted to officers, directors and employees in connection with the Company's stock option plan as follows:

	2003		2002	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, beginning of year	4,275,000[(1)]	$ 0.15[(1)]	2,125,000	$ 0.18
Cancelled	–	–	(400,000)	0.15
Expired	–	–	(725,000)	0.25
Granted	12,225,000	0.16	3,275,000	0.21
Outstanding, end of year	16,500,000	0.16	4,275,000	0.19

[(1)]Subject to shareholder approval, 1,375,000 options granted in 2002 have been repriced in 2003 to an exercise price of $0.11 per common share.

Number of options outstanding and currently exercisable	Exercise price	Weighted average remaining contractual life (years)
8,750,000	$ 0.11	4.4
2,400,000	0.15	2.5
3,000,000	0.23	4.8
1,850,000	0.24	4.9
500,000	0.25	3.7
16,500,000	0.16	4.2

7. Share capital (continued):

The fair value of the options granted during 2003 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 100%; and a weighted average expected life of these options of 4.2 years.

In 2003, $1,463,000 was expensed with respect to options granted. In 2002, all options granted were in connection with the acquisition of the Gay's River property and have been capitalized as such.

(d) Loss per share:

	2003	2002
Numerator:		
Loss for the year	$ (5,084,493)	$ (948,418)
Denominator:		
Average number of common shares outstanding	113,087,890	70,900,534
Escrowed shares	–	(2,425,000)
Weighted average number of common shares	113,087,890	68,475,534
Basic and diluted loss per share	$ (0.04)	$ (0.01)

8. Income taxes:

The recovery of income taxes varies from the amounts that would be computed by applying the Canadian federal and provincial statutory rate of approximately 39% (2002 - 40%) to income before taxes as follows:

	2003	2002
Expected income tax recovery using statutory income tax rates	$ 2,006,000	$ 379,000
Tax benefit of losses not currently recognized	(1,436,000)	(379,000)
Non-deductible stock option compensation	(570,000)	–
	$ –	$ –

The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2003 and 2002 are as follows:

	2003	2002
Canada:		
Non-capital losses	$ 2,570,000	$ 3,992,000
Capital losses	131,000	60,000
Mineral properties	2,238,000	2,186,000
Share issue costs	312,000	104,000
Capital assets	26,000	33,000
	5,277,000	6,375,000
U.S.:		
Non-capital losses	520,000	–
Other	(631,000)	–
	(111,000)	–
Valuation allowance	(5,166,000)	(6,375,000)
	$ –	$ –

The Company and its subsidiaries have incurred non-capital losses for Canadian income tax purposes of approximately $7.0 million which expire in 2004 to 2010. The benefit of these losses has not been recognized for accounting purposes.

Certain of the Company's non-capital losses and tax pools are restricted in their use.

9. Commitments:

The Company is committed to make the following payments for the rental of its office premises in Toronto and loading facility in Nova Scotia:

2004	$ 103,379
2005	70,963
2006	70,963
2007	23,653

10. Related party transactions:

(a) In order to close the acquisition of the Balmat mine (note 3(a)), St. Lawrence received financial assistance from Frame Mining Company ("Framco"), a company controlled by an officer and director of the Company. Framco advanced U.S. $1 million to St. Lawrence in order for St. Lawrence to assume an environmental bond. In addition, Framco agreed to provide security on a proposed U.S. $4 million project loan to St. Lawrence. As security for these debts, the Company agreed to pledge a 51% interest in St. Lawrence. Under the terms of the agreement, 26% of the ownership interest held as security was released to the Company subsequent to the repayment of the U.S. $1 million advanced by Framco and an additional payment of U.S. $200,000. The remaining 25% ownership interest was released upon the final repayment of U.S. $800,000 to Framco. The amounts paid to Framco have been included in the acquisition cost of the Balmat mine.

(b) During the year, two officers advanced $110,000 to the Company for operating purposes. The advances were repaid through the issuance of 1,100,000 of the units.

(c) In 2002, the Company entered into agreements with related parties to convert $362,724 of outstanding debts to 3,022,691 common shares (note 7(a)(vii)).

(d) In 2002, general and administrative costs of $24,547 were charged by a corporation controlled by an officer of the Company. These transactions were in the normal course of business and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. Subsequent events:

(a) In January 2004, the Company issued an additional $600,000 of secured convertible debentures on the same terms and conditions as the $2,000,000 of debentures described in note 6.

(b) In March 2004, the Company completed a private placement of 29,277,594 units of the Company at a price of $0.18 per unit for gross proceeds of $5,269,967. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at a price of $0.20 for a period of two years from the date of issuance.

(c) In March 2004, the Company issued 160,000 common shares at a deemed price of $0.25 per share in settlement of $40,000 owed to a creditor.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Gregory Peebles, the Chief Executive Officer of ONTZINC Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **ONTZINC Corporation** (the issuer) for the interim period ending **March 31, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 31, 2004

(Signed)
Gregory Peebles
President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Douglas Scharf, Chief Financial Officer of ONTZINC Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **ONTZINC Corporation** (the issuer) for the interim period ending **March 31, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 31, 2004

(Signed) ____________________
Douglas Scharf
Chief Financial Officer

ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

March 31, 2004

These financial statements have not been reviewed by Ontzinc Corporation's external auditors.

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Balance Sheets

	March 31, 2004	Dec 31,2003
Assets		
Current assets:		
Cash and cash equivalents	$ 5,424,325	$ 2,113,735
Debenture subscription receivable	-	2,000,000
Share subscription receivable	25,000	250,000
Prepaid expenses and other	819,263	643,967
	6,268,588	5,007,702
Capital assets	139,857	28,802
Mineral properties and deferred exploration expenditures (note 3)	9,222,226	5,186,629
Deferred financing costs (note 4)	189,206	169,000
Environmental deposits	1,752,129	1,588,129
	$ 17,572,006	$ 11,980,262
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 963,558	$ 1,021,549
Due to companies related by common directors	4,155	4,155
	967,713	1,025,704
Convertible debentures (note 5)	1,526,794	1,038,500
Reclamation liabilities (note 6)	1,885,000	-
Shareholders' equity:		
Common shares (note 7(a))	25,101,119	21,379,060
Shares to be issued (note 7(a))	-	47,072
Warrants (note 7(b))	5,764,506	4,433,514
Warrants to be issued (note 7(a))	-	50,545
Stock options (note 8(c))	1,533,600	1,580,000
Contributed surplus	516,340	516,340
Equity component of convertible debentures	1,250,000	961,500
Deficit	(20,973,066)	(19,051,973)
	13,192,499	9,916,058
Going concern (note 1)		
	$ 17,572,006	$ 11,980,262

See accompanying notes to consolidated financial statements.

ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Operations and Deficit

Three months ended March 31
(unaudited)

	2004	2003
Interest income	$ 6,275	$ 22
Expenses (income):		
Mine care and maintenance	1,169,372	-
Salaries and benefits	14,875	14,899
Management fees	59,000	-
Professional fees	180,339	90,282
Investor relations and listing fees	24,982	13,558
General and administrative	66,739	10,252
Rent	24,571	24,548
Travel	100,295	7,346
Foreign exchange loss (gain)	(14,971)	48,902
Depreciation	1,689	800
Amortization of financing costs	27,029	-
Debenture interest	273,448	-
	1,927,368	210,587
Loss for the period	1,921,093	210,565
Deficit, beginning of year	19,051,973	13,907,480
Deficit, end of period	$ 20,973,066	$ 14,118,045
Basic and diluted loss per share (note 9)	$ 0.01	$ 0.00

See accompanying notes to consolidated financial statements.

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Cash Flows

Three months ended March 31
(unaudited)

	2004	2003
Cash provided by (used in):		
Operating activities:		
Loss for the year	$ (1,921,093)	$ (210,565)
Items not involving cash:		
Depreciation	1,689	800
Amortization of financing costs	27,029	-
Debt accretion	176,794	-
Change in non-cash operating working capital	1,991,713	115,750
	276,132	(94,035)
Financing activities:		
Issuance of common shares, net of issuance costs	4,845,234	227,013
Proceeds of exercise of stock options	63,800	-
Issuance of convertible debenture, net of issuance costs	552,765	-
Due to companies related by common directors	-	100,000
Increase in loans payable	-	(2,876)
	5,461,799	324,137
Investing activities:		
Investment in mineral properties, net of reclamation liabilities	(2,150,597)	(85,930)
Increase in environmental deposits	(164,000)	-
Additions to capital assets	(112,744)	(3,080)
	(2,427,341)	(89,010)
Increase in cash and cash equivalents	3,310,590	141,092
Cash and cash equivalents, beginning of period	2,113,735	195,181
Cash and cash equivalents, end of period	$ 5,424,325	$ 336,273
Supplemental disclosure of non-cash Financing and Investing activities:		
Shares issued in settlement of other indebtedness	$ 40,000	$ 35,000
Investment in mineral properties	(1,885,000)	
Reclamation liabilities	1,885,000	
Loans payable		362,723
Share capital	(40,000)	(397,723)

See accompanying notes to consolidated financial statements.

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements

Three months ended March 31
(unaudited)

These financial statements have not been reviewed by Ontzinc Corporation's external auditors

1. Going Concern

ONTZINC Corporation (the "Company") is engaged in the business of evaluation, acquisition, exploration and development of mineral properties. Substantially all of the efforts of the Company are devoted to these business activities. To date, the Company has not earned significant revenue and is considered to be in the development stage.

The Company has no source of operating cash flows. The Company's ability to meet its obligations and continue as a going concern is dependent on its ability to obtain future financing to fund ongoing operating costs and complete its development plans and the success of future operations.

2. Significant Accounting Policies

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Ontzinc Corporation as set out in the audited financial statements for the year ended December 31, 2003. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidate financial statements.

3. Mineral Properties and Deferred Exploration Expenditures

	Balance December 31, 2002	Additions	Balance December 31, 2003	Additions	Balance March 31, 2004
Balmat mine	$ -	$ 1,576,655	$ 1,576,655	$ 1,310,000	$ 2,886,655
Gay's River	$ 3,011,736	67,485	3,079,221	2,575,000	5,654,221
Southwestern Ontario	$ 321,772	321,771	530,753	65,201	595,954
San Antonio Project	-	-	-	85,396	85,396
	$ 3,333,508	$ 1,865,121	$ 5,186,629	$ 4,035,597	$ 9,222,226

Under the terms of the purchase agreement by which it acquired its interest in Gay's River, Ontzinc paid $2,000,000 in March, 2004 to Pasminco Resources Canada Company, a previous owner of the property.

4. Deferred Financing Costs

	March 31, 2004	December 31, 2003
Deferred financing costs	$ 216,235	$ 169,000
Less amortization	27,029	-
	$ 189,206	$ 169,000

5. Convertible Debentures

On December 19, 2003, the Company completed a private placement of $2,000,000 principal amount of secured convertible debentures. In January, 2004, an additional $600,000 of secured convertible debentures were issued. The debentures mature December 19, 2005 and bear interest at a rate of 12% per annum, payable semi-annually. Proceeds of the placements were received in January 2004. Commissions and legal costs of $216,235 were incurred on the placement of the debentures and have been recorded as deferred financing costs. The deferred financing cost is being amortized over the life of the debentures.

For accounting purposes, the Company has segregated the debentures into their debt and equity components. The debt component is being accreted to the redemption value on a straight-line basis over the term to the debentures maturity date of December 19, 2005. For the three months ended March 31, 2004, debt accretion of $176,794 is included in interest expense.

6. Reclamation Liabilities

Effective January 1, 2004, the Corporation adopted the new accounting standard of the Canadian Institute of Chartered Accountants in respect of asset retirement obligations. As a result, effective January 1, 2004, Reclamation liabilities and Mineral properties and deferred exploration expenditures have been increased by $1,885,000.

7. **Share Capital**

(a) Common shares:
Authorized:
Unlimited common shares
Issued:

	Common Shares	Amount
Balance December 31, 2002	88,669,968	$ 16,625,595
Issued for debt	3,372,691	397,724
Issued on private placements	77,455,117	9,666,015
Exercise of warrants	350,000	52,500
Value attributed to warrants issued	-	(4,484,059)
Share issue costs	-	(878,715)
Balance, December 31, 2003	169,847,776	21,379,060
Issued on private placements	29,277,594	5,269,967
Shares issued re. 2003 private placement	768,400	47,072
Issued for debt	160,000	40,000
Exercise of warrants	740,909	140,772
Exercise of options	580,000	110,200
Value attributed to warrants issued	-	(1,317,492)
Share issue costs	-	(568,460)
Balance, March 31, 2004	201,374,679	$ 25,101,119

In March 2004, the Company completed a private placement of 29,277,594 units of the Company at a price of $0.18 per unit for gross proceeds of $5,269,967. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at a price of $0.20 for a period of two years from the date of issuance.

In March 2004, the Company issued 160,000 common shares at a deemed price of $0.25 per share in settlement of $40,000 owed to a creditor.

Share Capital (continued)

(b) Warrants:

	Number	Amount
Balance December 31, 2002		
Issued during the year	75,244,424	$ 4,451,014
Exercised	(350,000)	(17,500)
Balance, December 31, 2003	74,894,424	4,433,514
Issued during period	15,407,197	1,368,037
Exercised	(740,909)	(37,045)
Balance, March 31, 2004	89,560,712	$ 5,764,506

On March 31, 2003, warrants outstanding to acquire common shares of the Company are as follows:

Warrants outstanding	Exercise Price	Expiry Date
350,000	$ 0.13	Feb 24, 2005
6,650,000	0.13	May 30, 2005
2,805,650	0.13	June 25, 2005
2,215,000	0.13	Aug 25, 2005
250,000	0.10	Oct 3, 2005
26,531,825	0.14	Sept 8-23, 2005
33,000,000	US$ 0.12	Oct 9-21, 2005
768,400	US$ 0.12	Jan 13, 2006
2,034,200	0.30	Dec 23-31, 2005
406,840	0.25	Dec 30, 2005
14,638,797	0.20	March 31,2006

For purposes of the warrant valuation, the fair value of the warrants were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4.5%; and an expected life of two years.

Share Capital (continued):

(c) Stock Option Plan

During the quarter ended March 31, 2004, no stock options were granted

	Number of Shares	Weighted average exercise price
Outstanding, December 31, 2002	4,275,000 [1]	$ 0.15 [1]
Granted	12,2254,000	0.16
Cancelled	-	-
Granted	-	-
Outstanding, December 31, 2003	16,500,000	$ 0.16
Granted	-	-
Cancelled	-	-
Expired	-	-
Outstanding, March 31, 2004	16,500,000	$ 0.16

(1) Subject to shareholder approval, 1,375,000 options granted in 2002 have been repriced in 2003 to an exercise price of $0.11 per common share.

Number of options outstanding and currently exercisable	Exercise Price	Weighted average remaining contractual life (years)
8,750,000	$ 0.11	4.1
2,400,000	0.15	2.2
3,000,000	0.23	4.5
1,850,000	0.24	4.6
500,000	0.25	3.4
16,500,000	0.16	3.9

The fair value of the options granted during 2003 was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 100%; and a weighted average expected life of these options of 4.2 years.

8. Income Taxes

The estimated taxable income tax for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably estimated at this time, if it is more likely than not that the Company will realise the benefits from future income taxes or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. The estimated valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some or all of the future tax assets or liabilities will be realised.

For further information on the Company's actual losses for income tax purposes, refer to the audited December 31, 2003 consolidated financial statements. The benefit for these losses and the estimated loss for the period have not been recognised in these financial statements.

9. Loss Per Share

Basis loss per share is computed using the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, is the same as basic loss per share for the period ended. The conversion of stock options and warrants to calculate fully diluted was not done, because the conversion would have been anti-dilutive.

The following table sets out the calculation for loss per share for the three months ended March 31, 2004 and 2003.

	2004	2003
Numerator:		
Loss for the period	$ (1,921,093)	$ (210,565)
Denominator:		
Average number of common shares outstanding	170,203,114	91,131,313
Escrowed shares	-	(40,759,984)
Weighted average number of shares	170,203,114	50,371,329
Basic and diluted loss per share	$ 0.01	$ 0.00

10. Related Party Transactions

During the quarter ended March 31, 2004, the Company incurred expenses totalling $129,908 for general legal services. Two of the Company's directors are with the legal firms that provided these services.

11. Comparative Figures

Certain of the prior year's figures have been reclassified to conform to the presentation adopted in 2004.

Management's Discussion and Analysis – First Quarter 2004

Readers of the following Management's Discussion and Analysis ("MD&A) should refer to the audited consolidated financial statements of Ontzinc Corporation (the "Company") for the years ended December 31, 2003 and 2002 and the related Management's Discussion and Analysis where necessary. Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies. All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at www.sedar.com or the Company's website at www.ontzinc.ca.

The Company

Ontzinc Corporation is a Canadian based mineral exploration and development company and its common shares (symbol – OTZ) are traded on the TSX Venture Exchange. Ontzinc's corporate objective is to become a producer of zinc concentrate in the near term through the acquisition of high quality zinc assets at an advanced stage of development. The Company owns and operates four projects: the Balmat mine in New York State, the Gay's River mine in Nova Scotia, the Southwestern Ontario exploration project and the San Antonio project in Chile. The Balmat and Gay's River properties have existing infrastructure in place and are amenable to start-up on relatively short notice.

During the three months ended March 31, 2004, Ontzinc made progress in advancing the Balmat and Gay's River zinc mine projects toward production.

Management Changes

On April 21, 2004 the Company announced the appointment of Greg Peebles as Chairman and CEO following the retirement of Clifford Frame. Mr. Peebles is a partner with the law firm Cassels Brock & Blackwell LLP and has been a director and Secretary of the Company since its inception. Peter George has been appointed President and a director. Mr. George has over 36 years of experience in the mining industry.

The Company also announced the appointment of Patrick Hannon, P.Eng as President of its subsidiary ScoZinc Limited, which owns the Gay's River project. Mr. Hannon held senior positions at the Gay's River Mine during the period 1972-83. Since 1987, he has been a Halifax-based international mining consultant. From 1997 to 2002 he was, on a consulting basis, Acting Director of Mines for the Nova Scotia Department of Natural Resources with responsibility for reviewing and approving Mining Permit applications, and ensuring that provincial mines were operated safely and efficiently in compliance with health and safety, labour, mining and environmental regulations. Mr. Hannon is currently a director of the Nova Scotia Chamber of Mines.

Balmat Mine

The Company owns 100% of the Balmat mine and related assets in upper New York State. The Company is planning to commence activities late in the third quarter of 2004 for the reopening of the mine subject to obtaining financing. Production is expected to be ramped up to an equivalent annual rate of 100 million pounds of zinc metal in concentrates by July, 2005. The Company is currently completing detailed mine layouts and budgets for narrow vein, minimum dilution mining. Diamond drilling is in progress to expand known reserves and resources at Balmat.

Ontzinc Corporation
82-34778
Provided in accordance with Section 240.12g3-2(b)(1)(i)

Gay's River

The Company plans a $1.0 million exploration program this year at Gay's River in Nova Scotia. The objective of the program is to drill gaps in previous drilling to confirm the consistency of the zinc/lead reserves and to provide test drill cores of the gypsum hanging wall for grade and quality. Pre-development work will include mining and business studies and attendant environmental definition.

Chile

The Company has regained control of the San Antonio copper-gold porphyry project in Chile. The property was sold by the Company to Chilean interests in May, 2002 during the period of depressed metal prices. The purchaser failed to meet all of the required installment payments and the Company took legal action to recover the project. In light of the current strong copper prices, Ontzinc has concluded that additional exploration work is warranted on the San Antonio property.

Results of Operations

The Company incurred a loss of $1,921,093 for the three months ended March 31, 2004 compared to a loss of $210,565 in the first quarter of 2003. The principal reason for the increase over the prior year is the ongoing cost of care and maintenance of the Balmat mine which was acquired in late September, 2003. Professional fees and travel expenses increased to $280,634 in 2004 (2003 - $97,628) as the Company investigated a number of potential acquisitions internationally. The Company added senior management late in 2003 resulting in management fees of $59,000 in the first quarter of 2004 with no comparable expenses last year. Professional fees and travel expenses are expected to decline in future quarters as the Company intends to focus on financing and developing its Balmat mine.

The Company issued $2.0 million of convertible debentures in December, 2003 and a further $600,000 of debentures in January, 2004. For accounting purposes, the Company has segregated the debentures into their debt and equity components. Debenture interest of $273,448 in the first quarter of 2004 includes debt accretion expense of $176,974 on the debt component of the debentures. Amortization of the financing costs associated with the debenture issue amount to $27,029 in the quarter.

Accounting Estimates / Change in Accounting Policy

The Company has adopted effective January 1, 2004 the new Recommendations of the Canadian Institute of Chartered Accountants for the accounting for asset retirement obligations. The Recommendations require that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. Also, when a liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded. As a result, reclamation liability and mineral properties and deferred exploration expenditures have been increased by $1,885,000.

Due to uncertainties concerning environmental remediation, the ultimate cost to the Company of future site restoration could differ from the amounts provided. The estimate of the total liability of future site restoration costs is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company's operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form and substance that these laws and regulations may take.

Liquidity

The Company has no source of operating cash flows. The Company's ability to meet its obligations and continue as a going concern is dependent on its ability to identify and complete future funding.

At March 31, 2004 the Company had cash and cash equivalents of $5,424,325, an increase of $3,310,590 since December 31, 2003. The increase reflects receipt of the proceeds on the issue of $2,600,000 of convertible debentures and the proceeds of $5,269,967 in March, 2004 on a private placement of common shares and warrants.

During the quarter, the Company paid $2 million to Pasminco Canada Holdings Inc. to satisfy the final cash purchase price outstanding for the Gay's River mine. Payment of the purchase price of $2 million was due and payable upon certain events occurring including the cash settlement 30-day average price for zinc on the London Metal Exchange having equaled or exceeded US$0.50 per pound. Pasminco retains a 2% net smelter royalty.

Financial Condition / Capital Resources

As the Company is an exploration and development company in the development stage, revenues are limited to interest earned on cash and cash equivalents. Financing activities remain the major source of cash inflows. Share issues during 2003 resulted in net proceeds to the Company of $9.3 million on the issuance of 81.2 million shares.

On December 19, 2003, the Company completed a private placement of $2,000,000 principal amount of secured convertible debentures. In January, 2004, an additional $600,000 of secured convertible deventures were issued. The debentures mature December 19, 2005 and bear interest at a rate of 12% per annum, payable semi-annually. Proceeds of the placements were received in January 2004. Commissions and legal costs of $216,235 were incurred on the placement of the debentures and have been recorded as deferred financing costs.

In March 2004, the Company completed a private placement of 29,277,594 units of the Company at a price of $0.18 per unit for gross proceeds of $5,269,967. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at a price of $0.20 for a period of two years from the date of issuance.

As at March 31, 2004, the Company had 201,374,679 shares outstanding. Dilutive items including warrants, options and convertible debentures could result in the issuance of an additional 115.3 million common shares.

The start-up of operations at Balmat will require financing of approximately US$15 million. Reactivation of mining at Balmat is planned to begin late in the third quarter of 2004 subject to having the necessary financing in place.

Ontzinc has entered into a mandate agreement with RMB Resources Limited ("RMB") to undertake a work program with a view to arranging a US$10 million debt facility with a member of the First Rand Group ("the Lender"). The debt facility is intended to fund part of the redevelopment and start-up costs of the Balmat Mine. The financing is subject to a number of terms and conditions including due diligence by RMB and approval of the Lender's Credit Committee. Additional financing will be required before making the decision to restart operations.

The Company has in place a Sales Representative and Concentrate Financing Agreement governing the sale of zinc concentrates produced from the Balmat mine. The agreement provides for a concentrate working capital facility up to a maximum of US$10 million once operations have begun.

The Company will require additional financing during the year to continue its existing operations. The planned exploration program at Gay's River, however, is fully funded from the proceeds of the $1.0 million flow through share issue in December, 2003.

Related Party Transactions

During the quarter, the Company incurred costs totaling $129,908 for legal services. Two of the company's directors are associated with two law firms providing these services. The Company plans to continue using the firms as legal counsel.

Commitments and Contractual Obligations

As a result of a flow through share agreement entered into at the end of 2003, the Company is required to expend $1.0 million in qualifying Canadian Exploration Expenses, as defined by the Canadian Income Tax Act, prior to December 31, 2004.

Risks and Uncertainties

The risks and uncertainties affecting the Company remain unchanged from the year-end results reported in the 2003 Management Discussion and Analysis.

Cautionary Statement

This MD&A contains "forward looking statements" that reflect Ontzinc Corporation's current expectations and projections about its future results. When used in this MD&A, words such as "estimate", intend", "expect", "anticipate", "plan" and similar expressions are intended to identify forward-looking statements, which are, by their very nature, not guarantees of Ontzinc Corporation's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Ontzinc Corporation's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. Ontzinc Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

"Greg Peebles"

Greg Peebles
Chairman and CEO

"Doug Scharf"

Douglas Scharf
Senior Vice President and CFO

Toronto, Canada
May 28, 2004

2003 – Management's Discussion and Analysis

Readers of the following discussion and analysis ("MD&A") should refer to the Company's audited consolidated financial statements for the years ended December 31, 2003 and 2002 where necessary. Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies. All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at www.sedar.com or the Company's website at www.ontzinc.ca .

The Company

Ontzinc Corporation is a Canadian based mineral exploration and development company and its common shares (symbol – OTZ) are traded on the TSX Venture Exchange. Ontzinc's corporate objective is to become a producer of zinc concentrate in the near term through the acquisition of high quality zinc assets at an advanced stage of development. The Company owns and operates three projects: the Balmat mine in New York State, the Gay's River mine in Nova Scotia and the Southwestern Ontario exploration project. The Balmat and Gay's River properties have existing infrastructure in place and are amenable to start-up on relatively short notice. The Company believes it has the operating and financial knowledge and experience in the international zinc market to bring the properties into production.

The highlight of the year was the acquisition of the Balmat mine, concentrator and related facilities. Timing of the acquisition was opportune as zinc prices have risen significantly over the past year and are expected to continue to rise in the future. The Company also investigated several other potential acquisitions in zinc, although the Company has not acted or entered into any commitments related to these other potential acquisitions.

Balmat Mine

The Company owns 100% of the Balmat zinc mine which was acquired September 24, 2003. The Company purchased the Balmat mine and related assets located in upper New York State for consideration of US$20 million. The purchase price is payable out of 30% of future net cash flow from operations after allowing for reasonable capital and exploration expenditures. A further $5 million is payable if the price of zinc is sustained at a specified level in future. Ontzinc deposited US$1 million to support an environmental bond with the New York State authorities.

The Company is planning to restart operations at the mine late in the third quarter of 2004 subject to obtaining financing.

Gay's River

The 100% owned Gay's River mine property and assets are located 50 kilometers northwest of Halifax. The Company plans to undertake a $1.1 million exploration program to drill gaps in previous drilling to confirm the consistency of the zinc/lead reserves and to provide test drill cores of the gypsum hanging wall for grade and quality.

Southwestern Ontario

The 100% Southwestern Ontario project has the potential to host a major Mississippi Valley-type zinc District. Extensive zinc showings indicate that zinc mineralization has occurred throughout the project area. New state-of-the-art technology is capable of detecting such mineralization at depth and has confirmed results in the Company's favour. Ontzinc has completed geochemical and geophysical programmes and continues to increase its land holdings in the area of interest.

Zinc Markets

Base metal prices increased substantially during 2003. Zinc prices rose by 35 per cent from US$0.34 per pound to US$0.46 per pound by year end.

During the second half of 2003, leading economic indicators pointed to strong growth which suggested that the world economy was coming out of an extended period of slow economic growth. This growth was supported by the expanding Chinese economy, which saw annual growth of almost 10 per cent. In 2003, zinc consumption in China was up 15 per cent. Base metal prices in general should remain strong in 2004 while zinc prices have the potential to increase significantly.

Income Statement Review

The Company does not have any revenue other than interest earned. The Company's loss increased substantially during 2003 to $5,144,493 from $948,418 a year earlier. The increased loss reflects primarily the higher cost of care and maintenance expense arising from the acquisition of the Balmat mine in September, 2003, increased costs associated with various other acquisition projects undertaken, the write-down of accounts receivable and stock option compensation expense.

Provision for Bad Debts

	2003	2002
Provision for bad debts	$ 711,001	-

The provision for bad debts reflects the write-down of the account receivable arising from the sale of the San Antonio property in Chile in 2002. The purchaser failed to make the required installment payments in 2003. The Company has initiated steps to recover the San Antonio property.

Stock Option Compensation Expense

	2003	2002
Stock option compensation expense	$ 1,463,000	-

During 2003, the Company adopted the new Canadian accounting standards in relation to Stock Based Compensation and Other Stock Based Payment. The stock option compensation expense reflects the application of the fair value method of accounting for all stock options granted to employees and consultants in 2003. As all of the Company's options vest immediately, the Company expenses the full value of the stock options on issuance. In 2002, all options granted were capitalized to exploration and development projects. Future compensation expense will be dependent on the number of options granted and the assumptions used at that time.

Mine Care and Maintenance

	2003	2002
Mine care and maintenance	$ 1,590,504	$ 147,531

Mine care and maintenance costs increased significantly due to three months of operating costs at the Balmat mine of $1,165,762 in addition to costs at the Gay's River mine in both 2003 and 2002. Mine care and maintenance costs can be expected to increase further in 2004 reflecting the additional months of mine care and maintenance at Balmat prior to the planned restart of the mine in the third quarter of 2004.

Professional Fees and Travel

	2003	2002
Professional fees	$ 895,372	$ 307,725
Travel	347,088	

The increase in professional fees in 2003 reflects a number of initiatives to acquire major zinc operations in the U.S. and elsewhere internationally and fees paid with respect to financings that did not materialize. The Company's efforts in 2004 will be focused on bringing the Balmat mine into production and, as a result, professional fees and travel costs are expected to be significantly lower than in 2003.

Accounting Estimates

Mineral Properties and Deferred Exploration

The Mineral Properties and Deferred Exploration Expenditures balance reflects actual costs incurred on the Company's exploration and development properties less accumulated write-downs. The realization of the Company's investments in these exploration and development projects is dependent upon various factors, including the discovery of economically recoverable reserves of minerals, the ability to obtain necessary financing to complete development plans and upon future profitable operations or, alternatively, upon the disposal of interests on an advantageous basis. The Company reviews the carrying values of its exploration and development projects on a quarterly basis, which periodically results in an adjustment to reflect the realizable value of the projects. Capitalized costs are amortized over the estimated useful life of the properties following the commencement of production.

Stock Option Compensation

In order to value stock options granted, the Company uses the Black-Scholes option pricing model which takes into account the current stock price and the option exercise price, expected dividend yields, the historical volatility of the stock, the risk free rate of return and the expected average life of the options.

Change in Accounting Policy

The Company adopted the recommendations of the new CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2003. The Section requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees.

The Company adopted the fair value based method to account for stock-based transactions with employees in the fourth quarter of 2003 but will continue to use the intrinsic value based method to account for stock-based transactions with employees completed during 2002. This treatment was adopted because of and is consistent with the changes made in the fourth quarter of 2003, to the recommendations of CICA Handbook Section 3870. The financial statement impact is described in the Accounting Estimate paragraph above.

Selected Annual Financial Data
(in thousands of Canadian dollars except for per share data)

As the Company is an exploration and development company in the development stage, revenues are limited to interest earned on cash and cash equivalents. Expenditures can be categorized into two main groups comprising operating and exploration and development expenses. Cash inflows have been predominately from share issuances and a placement of convertible debentures in December, 2003. The Company may access debt markets to fund part of the capital costs required for the Balmat Project.

The following chart summarizes selected annual financial data for the three years ended December 31, 2003.

	2003	2002	2001
Interest income	$ 7,567	$ 2,194	$ 614
Expenses	5,152,060	950,612	2,878,914
Net loss	(5,144,493)	(948,418)	(2,878,300)
Loss per share	(0.04)	(0.01)	(0.08)
Total assets	11,980,262	4,338,736	2,046,928
Long term liabilities	1,038,500	-	-

Quarterly Information
(in thousands of Canadian dollars except for per share data)

Quarters Ending in 2003

	Mar 31	June 30	Sept 30	Dec 31
Interest income	$ 22	$ 192	$ 5,156	$ 2,197
Expenses	210,587	226,943	1,201,967	3,512,563
Net loss	(210,565)	(226,751)	(1,196,811)	(3,510,366)
Loss per share	-	-	(0.01)	(0.03)

Quarters Ending in 2002

	Mar 31	June 30	Sept 30	Dec 31
Interest income	$ 141	$ 466	$ 1,083	$ 504
Expenses	95,788	153,370	136,439	565,015
Net loss	(95,647)	(152,904)	135,356)	(564,511)
Loss per share	-	-	-	(0.01)

In 2003, fourth quarter operating expenditures were significantly higher as the Company began recognition of stock option compensation expense for employees. In addition, the acquisition of Balmat at the end of September, 2003 resulted in a significant increase in Mine Care and Maintenance in the fourth quarter.

Liquidity

The Company has no source of operating cash flows. The Company's ability to meet its obligations and continue as a going concern is dependent on its ability to identify and complete future financing.

In 2003, the Company's cash and cash equivalents increased by $1,918,554 to end the year with a balance of $2,113,735. In addition, debenture and share subscription receivables of $2,250,000 were received shortly after the year end.

During the year, the Company capitalized $1,853,121 to mineral properties. The expenditures relate primarily to the costs of the Balmat acquisition. The Company has short-term investments totaling $1,588,129 in support of bank Letters of Credit to satisfy regulatory requirements for Balmat and Gay's River with respect to potential future environmental obligations. These amounts are shown as Environmental Deposits on the balance sheet. In 2004, an additional $185,000 will be added to short-term investments to satisfy fully the regulatory requirements.

Financial Condition/Capital Resources

As the Company is an exploration and development company in the development stage, revenues are limited to interest earned on cash and cash equivalents. Financing activities remain the major source of cash inflows. Share issues during 2003 resulted in net proceeds to the Company of $9.3 million on the issuance of 81.2 million shares. In 2002, the Company issued 50.3 million shares in connection with the acquisition of the Gay's River property.

The Company also issued $2.0 million of secured convertible debentures maturing December 19, 2005.

As at December 31, 2003, the Company had 169,847,776 shares outstanding. Dilutive items including warrants, options and convertible debentures could result in the issuance of an additional 99.9 million common shares.

The start-up of operations at Balmat will require capital expenditures of approximately US$15 million. Total capital expenditures over the first three years will be approximately

US$25 million. Reactivation of mining at Balmat is planned for late in the third quarter of 2004 subject to having the necessary financing in place.

Ontzinc has entered into a mandate agreement with RMB Resources Limited (RMB) to undertake a work program with a view to arranging a US$10 million debt facility with a member of the First Rand Group ("the Lender"). The debt facility is intended to fund part of the redevelopment and start-up costs of the Balmat Mine in upstate New York. The financing is subject to a number of terms and conditions including due diligence by RMB and approval of the Lender's Credit Committee. Additional financing will be required before making the decision to proceed.

The Company has in place a Sales Representative and Concentrate Financing Agreement governing the sale of zinc concentrates produced from the Balmat mine. The agreement provides for a concentrate working capital facility up to a maximum of US$10 million once operations have begun.

The Company will require additional financing during the year to continue its existing operations. The planned exploration program at Gay's River, however, is fully funded from the proceeds of the $1.0 million flow through share issue in December 2003.

Related Party Transactions

During 2003, the Company incurred costs totaling $428,000 for legal services. Two of the Company's directors are associated with two law firms providing these services. The Company plans to continue using the firms as legal counsel.

In order to close the Balmat acquisition, Ontzinc required financial assistance from a director and officer of the Company by way of loans secured by an interest in the shares of the subsidiary acquiring the assets. The financing fees paid to the director and officer of the Company amounted to US$1.0 million. The loans, together with the financing fees negotiated, were repaid from the proceeds of subsequent financings and the security provided has been released.

In 2002, the Company entered into agreements to convert debt with related parties of $362,724 into 3,022,691 shares of the Company which were issued in 2003. In 2002, the Company paid $24,547 for general and administrative costs charged by a corporation controlled by an officer of the company.

Commitments and Contractual Obligations

As a result of a flow through share agreement entered into at the end of 2003, the Company is required to expend $1.0 million in qualifying Canadian Exploration Expenses, as defined by the Canadian Income Tax Act, prior to December 31, 2004.

Risks and Uncertainties

Exploration and Mining Risks

Ontzinc Corporation is an exploration and development company. Mineral exploration and development of a mine involves a high degree of risk and the ultimate success of achieving a profitable operation cannot be assured. The Company's major assets are in different stages of development and therefore have different risks and uncertainties associated with them.

It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves. Whether an orebody will continue to be commercially viable depends on a number of factors. These include particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and have been highly volatile in the past.

Ore Reserves and Ore Grade Estimates

Ontzinc has assessed its mineral reserves and mineral resources, and while the Company believes that the calculation methods are appropriate, such calculations are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. The indicated level of recovery of zinc or other minerals may not be realized. Market price fluctuations of zinc or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors related to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Environmental Risk

In connection with its operations and properties, Ontzinc is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, a trend that is likely to continue in the future. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays. It may also materially affect Ontzinc's results of operations and business, or cause material changes or delays in the Company's intended activities.

Government Regulatory Changes

Ontzinc is affected to varying degrees by government regulations that relate to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities. Operations may also be affected by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Access to Funding

Ontzinc's ability to continue its exploration and development activities depends in part on its ability to obtain financing through debt financing, equity financing or other means.

Industry Competition

Ontzinc's business is very competitive. The Company competes with other mining companies, many of which have greater resources. Competition in the base metals mining industry is primarily for mineral-rich properties that can be developed and produced economically. There is also competition for the technical expertise to find, develop and produce such properties; the labour to operate them; and the capital to finance their development.

Ontzinc maintains a full programme of property and liability insurance. As the development and construction of its projects proceeds, Ontzinc will consider adding appropriate environmental and business interruption coverage. The Company is in the process of applying for Directors and Officers liability insurance.

Cautionary Statement

The MD&A contains "forward looking statements" that reflect Ontzinc's current expectations and projections about its future results. When used in this MD&A, words such as "estimate", "intend", "expect", "anticipate", "planned" and similar expressions are intended to identify forward-looking statements, which are, by their very nature, not guarantees of Ontzinc's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Ontzinc's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A. Due to risks and uncertainties actual events may differ materially from current expectations. Ontzinc disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE	TSX Venture Exchange
June 7, 2004	Symbol: OTZ
Toronto, Ontario	Shares Outstanding: 203,214,415

ONTZINC COMPLETES EQUITY FINANCING, RETAINS INVESTOR RELATIONS CONSULTANT AND RE-PRICES OPTIONS

ONTZINC Corporation (TSXV - OTZ) announces that it has closed its previously announced equity financing for gross proceeds of $5,601,166.90 through the issuance of 31,117,594 common shares of ONTZINC at a price of $0.18 per share.

In connection with the transaction certain of the directors, officers and principal shareholders of ONTZINC have entered into a securities lending agreement whereby freely tradable common shares have been provided to the purchasers. Pursuant to the agreement these individuals will receive the return of the shares lent, after expiry of the applicable hold period, being four months. In addition, each lender will receive a half warrant of ONTZINC for each share that was lent. Each whole warrant entitles the holder to acquire a common share of ONTZINC for a period of two years at a price of $0.20 per share.

Finders fees and commissions in the amount of $560,116.69 were paid in connection with the transaction to Canaccord Capital Corp. and Tagmen Ventures Limited.

ONTZINC has entered into an investor relations consulting agreement with Epoch Financial Group, Inc., of Atlanta, Georgia. The agreement has a term of one year renewable on the parties agreeing to terms. Epoch is a corporation that provides investor and media relations services and investment research to a variety of clients in the United States and Canada whose equities trade on the NYSE, AMEX and NASDAQ. Todd Atenham, the President and owner of Epoch, will be working with management of ONTZINC creating and maintaining shareholder databases, designing and distributing investor packages, orchestrating mass mailings to the investment community, distributing press releases, fact sheets and articles, initiating and maintaining financial media relations, and developing advertising programs to the financial community. Epoch will also be liasing with the financial community and providing advice with respect to the corporate structure and direction of ONTZINC. In connection with these services Epoch will receive a monthly fee of US$5000 and options to acquire and aggregate of 2,000,000 common shares of ONTZINC at an exercise price of $0.10 per share. The options will vest in tranches of 500,000 every three months.

ONTZINC also announces that it has re-priced an aggregate of 5,725,0000 previously granted stock options to $0.10. The options were granted to directors, officers, employees and consultants of the Company. The exercise prices for the options ranged from $0.11 to $0.24 per share with expiry dates ranging from June 13, 2006 to November 27, 2008.

The re-pricing of the options and granting of options to Epoch is subject to regulatory and shareholder approval, including satisfaction of the requirements of the TSX Venture Exchange.

For further information, contact: Mr. Keith Spurr at (416) 913-7601 or visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
May 6, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 171,536,821

NEW ZONE DISCOVERED AT BALMAT MINE

ONTZINC Corporation (TSXV:OTZ), announces that the first exploration drill hole (1490F) into the Northeast Fowler Trend has returned a mineralized intercept averaging 19.47 % zinc and 6.19 % lead over a core length of 15 feet from 1353 to 1368 feet (9 feet true width). Assays were by ALS Chemex in Toronto.

Drill Hole No.	Interval (From – To Feet)	Intercept Length (Feet)	True Thickness (Feet)	% Zinc	% Lead
1490-F	1353.0-1354.5	1.5	0.9	9.38	0.08
	1354.5-1359.0	4.5	2.7	2.15	0.53
	1359.0-1360.0	1.0	0.6	2.29	5.63
	1360.0-1366.5	6.5	3.9	38.10	12.65
	1366.5-1368.0	1.5	0.9	12.25	0.93

The Northeast Fowler trend is located in the same stratigraphic and structural setting as the Fowler ore body, which is approximately 4000 feet up plunge from the Northeast Fowler Trend. The Fowler ore body produced 5.5 million tons of ore grading 9.6 % zinc.

The Northeast Fowler Trend is located approximately 1300 feet vertically below the Mahler ore body, which is currently fully developed for mining. Geological potential of the Northeast Fowler Trend is estimated to be between 3 and 3.5 million tons of ore grading between 15 to 18% zinc based on its similarity to the Fowler ore body and implementation of lower-dilution mining methods. The estimate is conceptual in nature, however, this initial exploration drill hole confirms the presence of ore-grade mineralization over mineable widths in the target area. Follow-up drilling to test the up-plunge extent of the Northeast Fowler mineralization is underway.

The information contained herein was prepared by Peter T. George, P.Geo., President of OntZinc, a qualified person pursuant to NI 43-101.

For further information, contact: Mr. Peter George (416) 913-7601 or
visit ONTZINC's website at www.ontzinc.ca.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
May 4, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 171,536,821

FINANCING BALMAT MINE

ONTZINC Corporation (TSXV:OTZ), announces it has entered into a mandate agreement with RMB Resources Limited (RMB) to undertake a work program with a view to arranging a US$10 million debt facility with a member of the First Rand Group ("the Lender"). The facility is intended to fund part of the redevelopment and start-up costs of the Balmat Mine in upstate New York. The financing is subject to a number of terms and conditions including due diligence by RMB, approval of the Lender's Credit Committee and approval of the Directors of ONTZINC and its wholly owned subsidiary St. Lawrence Zinc Company, LLC, which owns and operates the Balmat mine.

ONTZINC previously announced St. Lawrence has in place a concentrate working capital facility up to a maximum of US$10 million pursuant to a Sales Representation and Concentrate Financing Agreement.

ONTZINC also reports that to date it has raised $5,270,000 of the proposed $10,000,000 unit offering announced in its press release of March 15, 2004.

For further information, contact: Mr. Douglas Scharf (416) 913-7601 or
visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
April 21, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 171,536,821

SCOZINC ANNOUNCES THE APPOINTMENT OF PRESIDENT AND PLANS FOR SCOTIA MINE

ScoZinc Limited, a subsidiary of ONTZINC Corporation, is pleased to announce the appointment of Mr. Patrick Hannon, P.Eng., as President.

Mr. Hannon is a graduate of the Haileybury School of Mines (1968), holds a B.Sc. degree in Geological Engineering from Queen's University (1972) and a M.A.Sc. degree in Mining Engineering from Nova Scotia Technical University (1987). Mr. Hannon is a Director of the Nova Scotia Chamber of Mines.

ScoZinc's primary asset in Nova Scotia is the Scotia Mine. Mr. Hannon will be responsible for the review and examination of ScoZinc options for maximizing its return on its considerable investment in the Scotia mine project. Among the options to be examined include the completion of ongoing technical work to confirm the economic viability of the zinc-lead deposit aimed at developing ScoZinc to production, joint venturing the project or selling it outright. The examination and study will review additional facilities at the Scotia Mine for processing industrial minerals including gypsum. Notwithstanding the recent fall in zinc prices ScoZinc believes in the viability of the Scotia Mine. Should the examination and study fail to produce the expected results, the sale of the equipment and assets, the reclamation of the mine site and the sale of the surface rights will be examined as the final option.

Mr. Hannon held various senior positions at the Scotia Mine during the period 1972-83 as an employee with Esso Minerals Canada. Since 1987 he has been a Halifax-based, widely recognized international mining consultant. From 1997 to 2002 he was, on a consulting basis, Acting Director of Mines for the Nova Scotia Department of Natural Resources with responsibility for reviewing and approving Mining Permit applications, and ensuring that provincial mines were operated safely and efficiently in compliance with health and safety, labor, mining and environmental regulations.

For further information, contact: Mr. Keith Spurr (416) 913-7601 or visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
April 21, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 171,536,821

SCOZINC ANNOUNCES THE APPOINTMENT OF PRESIDENT AND PLANS FOR SCOTIA MINE

ScoZinc Limited, a subsidiary of ONTZINC Corporation, is pleased to announce the appointment of Mr. Patrick Hannon, P.Eng., as President.

Mr. Hannon is a graduate of the Haileybury School of Mines (1968), holds a B.Sc. degree in Geological Engineering from Queen's University (1972) and a M.A.Sc. degree in Mining Engineering from Nova Scotia Technical University (1987). Mr. Hannon is a Director of the Nova Scotia Chamber of Mines.

ScoZinc's primary asset in Nova Scotia is the Scotia Mine. Mr. Hannon will be responsible for the review and examination of ScoZinc options for maximizing its return on its considerable investment in the Scotia mine project. Among the options to be examined include the completion of ongoing technical work to confirm the economic viability of the zinc-lead deposit aimed at developing ScoZinc to production, joint venturing the project or selling it outright. The examination and study will review additional facilities at the Scotia Mine for processing industrial minerals including gypsum. Notwithstanding the recent fall in zinc prices ScoZinc believes in the viability of the Scotia Mine. Should the examination and study fail to produce the expected results, the sale of the equipment and assets, the reclamation of the mine site and the sale of the surface rights will be examined as the final option.

Mr. Hannon held various senior positions at the Scotia Mine during the period 1972-83 as an employee with Esso Minerals Canada. Since 1987 he has been a Halifax-based, widely recognized international mining consultant. From 1997 to 2002 he was, on a consulting basis, Acting Director of Mines for the Nova Scotia Department of Natural Resources with responsibility for reviewing and approving Mining Permit applications, and ensuring that provincial mines were operated safely and efficiently in compliance with health and safety, labor, mining and environmental regulations.

For further information, contact: Mr. Keith Spurr (416) 913-7601 or visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
April 21, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 171,536,821

ONTZINC ANNOUNCES SENIOR OFFICER AND BOARD CHANGES

ONTZINC Corporation (TSXV:OTZ), announces the following appointments effective immediately to hold office as follows subject to further appointment at the annual general meeting of ONTZINC scheduled for June 22, 2004 .

Chairman and Chief Executive Officer Clifford Frame has elected to retire. Mr. Frame will continue to be available to ONTZINC in a consultancy role for a period of up to two years on a part-time basis.

Mr. Greg Peebles has been appointed acting Chairman of ONTZINC. Mr. Peebles has been a senior corporate lawyer with the firm of Cassels Brock & Blackwell LLP since 1983. He has extensive experience in representing mining companies and in formulating corporation and mine project business. Mr. Peebles is highly qualified for the position of Chairman and has been representing ONTZINC as Secretary and Director since its inception.

Mr. Peter George has been appointed acting President of ONTZINC and has joined the Board of Directors. Mr. George is currently Senior Vice President, Exploration and New Projects for ONTZINC and has been in this position for approximately three years. Mr. George will take up the duties of mine project evaluation and development as President and will continue to have special responsibility for the ongoing exploration programs and for identifying and assessing new mineral projects for acquisition. Mr. George has over 36 years of experience in Canada and throughout the international mining industry. He obtained his Bachelor of Science from Queens University in 1964. Mr. George completed two additional years of graduate studies also at Queens University.

Mr. Frame formed ONTZINC in 2002 under a reverse takeover with Pan American Resources Inc. As a result of the merger and subsequent events ONTZINC now owns 100% of a major advanced exploration area in southwest Ontario, all of St. Lawrence Zinc Company's Balmat operations and in March, after the payment of $2 million to Pasminco, 100% of ScoZinc Limited. Also in March 2004 ONTZINC reacquired the Chilean copper assets formerly owned by Pan American Resources Inc.

During the course of the last two years ONTZINC has formed a highly qualified team which includes Greg Peebles (Acting Chairman), Peter George (Acting President), Richard Brissenden (Director), Douglas Scharf (Chief Financial Officer), Mick Lawler (President of St.

Lawrence Zinc Company and its key staff) and by its announcement today of the newly appointed President for ScoZinc, Patrick Hannon. ONTZINC maintains its close association with an extensive group of senior mining experts which provide the necessary expertise in all the aspects of ONTZINC's acquisitions and developments.

For further information, contact: Mr. Keith Spurr (416) 913-7601 or
visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
April 15, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 171,536,821

ST. LAWRENCE ZINC COMPANY LLC PLANS RESUMPTION OF MINING OPERATIONS FOR BALMAT IN AUGUST

St. Lawrence Zinc Company LLC, a subsidiary of ONTZINC Corporation, announces that the reactivation of mining at its Balmat New York facility is planned to begin in August. Production from Balmat is expected to be ramped up to an equivalent annual rate of 100 million pounds of zinc metal in concentrates per year between August 2004 and July 2005. Planned annual production thereafter, based on present reserves, is projected at a level of 110 million pounds of zinc in concentrate.

ONTZINC Corporation advises that is has engaged Williams de Broë Plc to co-ordinate its financings and to assist the company in increasing international liquidity. Williams de Broë is part of the ING Group and with its 130 year history is one of the longest established stockbroking firms in the City of London. Williams de Broë has a successful track record of funding and advising growing small and medium sized companies in the public market and has extensive knowledge and experience in the natural resources sector.

Williams de Broë has confirmed that it believes that the ONTZINC group, including subsidiaries, should have an appeal to specialist investors and to other institutions. While any fundraising will be dependent upon prevailing market conditions and conditional upon the completion of further due diligence, Williams de Broë has positively indicated to ONTZINC that it should be possible to raise the necessary funds for the Balmat zinc mine within the timeframe indicated to get Balmat operations underway in August

St. Lawrence Zinc Company LLC is currently completing mine layouts and budgets for narrow vein, minimum dilution mining with the projected run of mine zinc ore grades to be in the 12-13% range. As previously announced on March 19, 2004, diamond drilling activities are in progress to expand known reserves. The start-up as planned is based on the existing known resource which utilizes only 50% of the mill capacity. The longer term goal is to prove up additional ore reserves sufficient to bring the mill to its full output capacity of 200-220 million pounds of zinc in concentrates per year.

Currently, high priority is being placed by the Balmat staff on the preparation of an improved accounting, budgeting and reporting system which will provide on a bottom line basis the daily feedback of the production costs per pound of zinc metal produced, FOB, the Port of Ogdensburg, New York. The attention to daily costs and dilution will contribute to the optimization of mine profitability.

Local recruiting activities at Balmat are well underway. It is anticipated that a significant number of the workforce will be rehired mine personnel who were employees of the former owner of the property. Local county government agencies are participating in recruiting efforts, as well as providing support in the form of salary subsidies for training displaced workers from other local industries. Dumas Contracting Ltd., Mining Contractors, Timmins, Ontario has been engaged to design and implement a miner training program for the planned narrow vein mining as well as assisting management in the detailed mine layouts and planning. Dumas will supply experienced trainers and other development personnel who will eventually be phased-out as the local workforce expertise is reintroduced to narrow vein mining techniques. Dumas is a recognized expert in the field of narrow vein mining and participates as a mining contractor in numerous established and developing mines throughout Canada, the U.S.A. and elsewhere.

Plans are underway to carry out a Quantec geophysical program that will augment the underground diamond drill activity currently taking place at the site. This program will explore highly prospective, virtually unexplored ground located immediately northeast of the present mine area. This effort is part of a second phase of the production plan with the goal of extending the life and quantity of mineable reserves. The geophysical survey will attempt to trace favorable host rock stratigraphy and ore bearing zones that will aid in targeting subsequent diamond drilling in this unexplored area of the Balmat zinc district. This program will consist of running four geophysical cross-lines over the favorable marble package located between the Hyatt and Balmat mines, which historically has produced 75% of the ore mined in the entire district.

For further information, contact: Mr. Keith Spurr (416) 913-7601 or
visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
April 5, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 171,536,821

ONTZINC REGAINS CONTROL OF SAN ANTONIO PORPHYRY COPPER-GOLD PROJECT IN CHILE

OntZinc Corporation (TSX-V OTZ) announces that the previously announced civil court action in Chile to regain clear title to the San Antonio Porphyry Copper-Gold Project in Chile has been successfully concluded by mutual agreement of the parties. OntZinc's Chilean subsidiary Minera Quebrada de Oro agreed to make a settlement payment of US$25,000 to avoid protraction of the court action.

As previously announced on March 5th, Peter T. George (Senior Vice President of OntZinc, the company's in-house qualified person pursuant to NI 43-101), along with a representative of the company's geological consultants (A. C. A. Howe International Limited) visited the project area in February in order to determine the justification for an exploration program that would result in a definitive drill test of the porphyry copper-gold potential of the property. As the qualified person, Mr. George is responsible for the following technical content of this statement.

Landsat satellite imagery for the area indicates the presence of a large zone of alteration approximately 8 kilometres (north-south) by 2 kilometres (east-west). The satellite spectral anomaly is similar to that commonly associated with alteration associated with porphyry copper zones. The San Antonio mensuras cover most of this zone of alteration.

The project area is located at an elevation of approximately 1200 metres in the central valley of Chile approximately 100 km north of La Serena and 10 km east of the Pan American Highway (Route 5). The start of the front range of the Andes lies approximately 1 km east of the property and elevations increase rapidly to the east to in excess of 2500 metres above sea level. The property comprises 4 contiguous claims with a total area of 1480 hectacres.

In the north sector of the San Antonio claims, altered diorite porphyry is exposed at surface (elevation 1150 metres above sea level). At this locale the porphyry is deeply oxidized with widespread copper oxide mineralization. The copper oxide occurs as discreet disseminated grains and fracture-fillings indicating that the original copper sulphides occurred as both disseminated mineralization and fracture fillings in the unoxidized porphyry. Small historic workings in this area have been a source of high grade copper oxide for over a century.

To the south on the property, the porphyry intrusive lies beneath a thin veneer of andesitic volcanics. The volcanic rocks in the south part of the area are variably altered and contain numerous historic showings and small scale workings on siliceous sulphide-bearing vein systems Core and reverse circulation drilling was completed in 1995-96 by Pan American to evaluate the oxide copper/gold potential of the historic San Antonio vein system located in the central part of the property. This drilling indicates that the top of the porphyry system in the central area of the property subcrops under a thin veneer of alluvium and towards the south edge of the property is at depths in excess of 200 metres as the volcanic cover thickens.

The anticipated 2004 drill program will be comprised of widespread holes on 500 to 1000 metre centres that will provide a preliminary assessment of the economic potential of the porphyry system. Holes would be drilled through the oxidation zone into unoxidized porphyry.

Phelps Dodge is active in the area with property holdings contiguous to the San Antonio property. The producing Dos Amigos Mine (owned by a private Chilean company) is located 10 km northwest of the San Antonio property. Dos Amigos is a 5000 tonne per day open pit porphyry copper-gold deposit with a heap leach SXEW plant that has annual production of approximately 10,000 tonnes of cathode copper. The mine has been in operation since 1997.

It is anticipated that the drill program will be initiated by midyear to supply data for a possible joint venture.

For further information, contact: Mr. Keith Spurr or Mr. Peter George at (416) 913-7601 or visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
March 30, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 171,536,821

SCOZINC COMPLETES PAYMENT OF PURCHASE PRICE FOR THE SCOTIA MINE

Scozinc Limited, a subsidiary of ONTZINC Corporation ("Ontzinc"), announces it has paid CDN$2 million to Pasminco Canada Holdings Inc. ("Pasminco") to satisfy the final cash purchase price outstanding for the Gay's River mine. Payment of the purchase price of CDN$2 million was due and payable upon certain events occurring including cash settlement 30-day average price for zinc on the London Metal Exchange having equalled or exceeded US$0.50 per pound. The price of zinc, which was approximately at US$0.35 at the time of Scozinc's purchase, has recently had a 30-day average price in excess of the US$0.50 per pound threshold. Payment became due five working days thereafter, on March 26, 2004. Pasminco retains a 2% net smelter royalty currently under discussion among the parties.

For further information, contact: Mr. Keith Spurr at (416) 913-7601 or
visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EQUITY
TRANSFER SERVICES

Rosa Vieira
Senior Officer, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 23, 2004

Dear Sir or Madam:

RE: Ontzinc Corporation - Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual and Special* Meeting of Shareholders for **ONTZINC CORPORATION.**

1. ISIN – CA6833811079
2. Date Fixed for the Meeting – June 22, 2004
3. Record Date For Notice – May 10, 2004
4. Record Date For Voting – May 10, 2004
5. Beneficial Ownership Determination Date- May 10, 2004
6. Classes or Series of Securities that entitle the holder to receive Notice of the Meeting- Common
7. Classes of Series of Securities that entitle the holder to vote at the meeting- Common
8. Business to be conducted at the meeting- Non-Routine

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per:

R. Vieira

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: ONTZINC CORPORATION

Participation Fee for the Financial Year Ending: 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		169,847,776	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	0.165	
Market value of class or series	=	28,024,883	
			N/A (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			
			N/A (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			N/A (B)
(Repeat for each class or series of corporate debt or preferred shares)			N/A (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			
Total fee payable in accordance with Appendix A of the Rule			2,500
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			N/A
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			N/A

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified

as debt or equity for financial reporting purposes) ________
Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
March 19, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 171,036,821

ONTZINC CORPORATION ANNOUNCES INITIAL RESULTS FROM BALMAT DRILLING

ONTZINC Corporation (TSX-V OTZ) announces that current drilling at the Balmat mine is in the vicinity of the Mahler ore body where current proven and probable reserves of 708,580 tons grading 12.8% zinc are present. The new drilling is aimed at increasing the reserve and resource bases of the Mahler zone. New resource estimates will be made once the full program is completed in mid 2004. The drill program is under the supervision of Mr. R. Knight, P.Geo., Chief Geologist, Balmat Mine who is a qualified person pursuant to National Instrument 43-101.

Three underground diamond drill holes have been completed to date on a NW-SE oriented vertical section in the Mahler ore body from the 3700 level in the Balmat mine. Eleven mineralized intercepts were analyzed by ALS Chemex in Toronto who returned the following results:

Drill Hole No. (Angle)	Interval (From – To in Feet)	Intercept Length (Feet)	% Zinc
1479-F (+80)	28.5-30.5	2	36.97
	36.5-49	12.5	24.5
	64-69	5	31.81
	132-148	16	6.47
	158-170.5	12.5	24
1480-F (+45)	12-22	10	7.78
	31-40	9	4.97
	63-92	29	1.84
1481-F (+80)	49-66	17	24.4
	145-148	3	7.39
	301.5-305.5	4	18.55

The drilling has confirmed the continuity of three high-grade mineralized zones and extended the mineralization beyond the limits of the current reserve base.

Ontzinc is not proceeding with the RMB Resources Limited ("RMB") conditional mandate under which RMB were to arrange a U.S. $10 million debt financing for the reopening of the Balmat mine. RMB's decision not to proceed is mutually acceptable to OTZ which was already in the process of discussing alternatives for the financing.

For further information, contact: Mr. Keith Spurr or
visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE	TSX Venture Exchange
March 15, 2004	Symbol: OTZ
Toronto, Ontario	Shares Outstanding: 171,036,821

ONTZINC ANNOUNCES EQUITY FINANCINGS

ONTZINC Corporation (TSXV - OTZ) announces a proposed $10,000,000 equity financing through the issuance of units of ONTZINC at a price of $0.18 per unit. Each unit is comprised of one common share of ONTZINC and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of ONTZINC at a price of $0.20 for a period of two years from the date of issuance.

In connection with the financing certain directors and principal shareholders of ONTZINC have agreed to loan free trading shares of ONTZINC to be provided to arm's length purchasers at a price of $0.18. In exchange for each share loaned to complete the financing, persons will receive a unit of ONTZINC. The units will have identical terms to the units set out above and will be subject to a four month hold period.

Proceeds of the private placement will be used to satisfy the US$2,000,000 purchase price for the Gays River mine owing to Pasminco, carrying and business planning costs in respect of the Balmat and Gays River mines, further mineral right acquisitions in Southwestern Ontario and general working capital.

In addition, ONTZINC has agreed to settle an aggregate of $40,000 of indebtedness owed to a creditor of the Company through the issuance of 160,000 common shares at a deemed price of $0.25.

On March 10, 2004, ONTZINC announced it had entered into an agreement with RMB Resources (RMB) to undertake a work program with a view to arranging a US$10 million debt facility with a member of the First Rand Group ("the Lender") to restart operations at the Balmat Mine in Upstate New York. The financing is subject to due diligence by RMB, and the approval of the Lender's Credit Committee, approval by the Directors of ONTZINC and St. Lawrence Zinc Company LLC and ONTZINC completing a minimum financing of US$6 million of equity.

Completion of the private placement and debt settlement is subject to regulatory approval, including satisfaction of the requirements of the TSX Venture Exchange.

For further information, contact: Mr. Keith Spurr at (416) 913-7601 or visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
March 10, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 167,746,957

ONTZINC CORPORATION ANNOUNCES DEBT FINANCING FOR ST. LAWRENCE ZINC COMPANY TO RESUME BALMAT OPERATIONS

ONTZINC Corporation (TSX-V OTZ) announces that it has entered into an agreement with RMB Resources Limited ("RMB"), a member of the First Rand Group, to provide a US$10 million debt facility to restart operations at the Balmat mine in upstate New York.

The financing is subject to final due diligence by RMB, and the RMB Credit Committee, approval of the directors of ONTZINC Corporation and St. Lawrence Zinc Company LLC and the provision by ONTZINC of US$6 million equity. The anticipated closing date for the financing is May 2004.

ONTZINC's Business Plan called for additional financing to cover potential overruns. Although not required under the arrangement with RMB, ONTZINC will, if required, in due course raise additional funds for St. Lawrence Zinc Company following start-up.

St. Lawrence Zinc Company has an arrangement under the "Empire Zone" benefits package available to qualified developers in upstate New York for the provision of up to US$18.26 million of benefits over the life of the 10-year plan. These include but are not limited to, power and tax concessions and assistance with the cost of training and certain other start-up costs. A working capital facility of up to US$10 million has been obtained against the value of concentrate produced. On closing of the RMB funding, production start-up activities will commence immediately.

For further information, contact: Mr. Keith Spurr or Mr. Douglas Scharf at (416) 913-7601 or visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE	TSX Venture Exchange
March 5, 2004	Symbol: OTZ
Toronto, Ontario	Shares Outstanding: 167,746,957

ONTZINC TO REGAIN CONTROL OF SAN ANTONIO PORPHYRY COPPER-GOLD PROJECT IN CHILE

OntZinc Corporation (TSX-V OTZ) announces that its wholly owned subsidiary Pan American Resources Limited has initiated civil court action in Chile to regain clear title to the San Antonio Porphyry Copper-Gold Project in Chile. Because of depressed metal prices, pursuant to a purchase and sale agreement dated the 15th of May 2002, the property was sold to Chilean interests who made initial reparation. Subsequently the Chilean purchaser failed to complete the required payment schedule to complete the acquisition. The Company believes that the court action will be settled quickly in Pan American's favor by May.

In light of the current strong copper prices and indications that a sustained positive trend in the base metals market is in place, OntZinc has concluded that additional exploration work is warranted on the San Antonio property.

Last week, Peter T. George (Senior Vice President of OntZinc and the company's in-house qualified person pursuant to NI 43-101), along with a representative of the company's geological consultants (A. C. A. Howe International Limited) visited the project area in order to determine the justification for an exploration program that would result in a definitive drill test of the porphyry copper-gold potential of the property. As the qualified person, Mr. George is responsible for the following technical content of this statement.

The property is comprised of 4 contiguous mensuras (claims) with a total area of 1200 hectares (12 square kilometres). Upon settlement in the court, an additional 2 mensuras totaling 2790 hectares (2.8 square kilometres) will be added to the land package.

Landsat satellite imagery for the area indicates the presence of a large zone of alteration approximately 8 kilometres (north-south) by 2 kilometres (east-west). The satellite spectral anomaly is similar to that commonly associated with alteration associated with porphyry copper zones. The San Antonio mensuras cover most of this zone of alteration.

The project area is located at an elevation of approximately 1200 metres in the central valley of Chile approximately 100 km north of La Serena and 10 km east of the Pan American Highway (Route 5). The start of the front range of the Andes lies approximately 1 km east of the property and elevations increase rapidly to the east to in excess of 2500 metres above sea level.

In the north sector of the San Antonio claims, altered diorite porphyry is exposed at surface (elevation 1150 metres above sea level). At this locale the porphyry is deeply oxidized with widespread copper oxide mineralization. The copper oxide occurs as discreet disseminated grains and fracture-fillings indicating that the original copper sulphides occurred as both disseminated mineralization and fracture fillings in the unoxidized porphyry. Small historic workings in this area have been a source of high grade copper oxide for over a century.

To the south on the property, the porphyry intrusive lies beneath a thin veneer of andesitic volcanics. The volcanic rocks in the south part of the area are variably altered and contain numerous historic showings and small scale workings on siliceous sulphide-bearing vein systems Core and reverse circulation drilling was completed in 1995-96 by Pan American to evaluate the oxide copper/gold potential of the historic San Antonio vein system located in the central part of the property. This drilling indicates that the top of the porphyry system in the central area of the property subcrops under a thin veneer of alluvium and towards the south edge of the property is at depths in excess of 200 metres as the volcanic cover thickens.

The anticipated 2004 drill program will be comprised of widespread holes on 500 to 1000 metre centres that will provide a preliminary assessment of the economic potential of the porphyry system. Holes would be drilled through the oxidation zone into unoxidized porphyry.

Phelps Dodge is active in the area with property holdings contiguous to the San Antonio property. The producing Dos Amigos Mine (owned by a private Chilean company) is located 10 km northwest of the San Antonio property. Dos Amigos is a 5000 tonne per day open pit porphyry copper-gold deposit with a heap leach SXEW plant that has annual production of approximately 10,000 tonnes of cathode copper. The mine has been in operation since 1997.

Initiation of the ongoing exploration program is dependant upon the Chilean courts timing with regard to the companies property.

For further information, contact: Mr. Keith Spurr or Mr. Peter George at (416) 913-7601 or visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
January 29, 2003
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 169,616,176

ONTZINC REPORTS SIGNIFICANT SHAREHOLDING

ONTZINC Corporation (TSXV-OTZ) reports that Clifford Frame, Chief Executive Officer of ONTZINC (the "Company"), and an associate have together purchased a total of 1,152,000 common shares of the Company on January 27 and 28, 2004 through the facilities of the TSX Venture Exchange. Mr. Frame in December 2003 purchased 320,000 common shares and 160,000 warrants under the Company's previously announced flow through share financing. These purchases when added to previous purchases by Clifford Frame and his associate brings their total holdings to approximately 29,834,687 common shares. This represents approximately 17.59% of the currently issued common shares of the Company before dilution from outstanding options and warrants.

Mr. Frame and his associate have acquired the above-noted shares of the Company for investment purposes. They may increase their beneficial ownership at what in their opinion are undervalued prices, from time to time through market transactions, private agreements, treasury issuances, exercise of convertible securities or otherwise.

For further information, contact: Mr. Keith Spurr at (416) 913-7601 or visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE	TSX Venture Exchange
January 21, 2004	Symbol: OTZ
Toronto, Ontario	Shares Outstanding: 167,746,957

ONTZINC TO UNDERTAKE A $1.1 MILLION EXPLORATION AND PRE-DEVELOPMENT PROGRAM AT SCOTIA MINE.

OntZinc Corporation (TSX-V OTZ) announces plans for a $1.1 million exploration program at the Scotia Mine in Nova Scotia. The objective of the program is to drill gaps in previous drilling to confirm the consistency of the zinc/lead reserves and to provide test drill cores of the gypsum hanging wall for grade and quality. Pre-development work will include mining and business studies and attendant environmental definition.

The Scotia Mine is 100% owned by OntZinc through its subsidiary ScoZinc Limited, a registered Nova Scotia company. The deposit is located 50 kms northwest of Halifax and is accessible by paved roads approximately 15 kms from the Trans Canada highway. Shipping facilities are available at Sheet Harbour, a distance of 80 kms from the mine. National Gypsum, contiguously located 5 kms west of the Scotia Mine, ships its gypsum products by rail to their facilities in Dartmouth.

The Scotia mine reserves are of Mississippi Valley type origin with a zinc/lead mineral being hosted in reef-facies limestones of the Carboniferous age, Gays River formation. Drilling has been conducted on a 3,000 metre strike length and bulk mining tests have been done to the extent of approximately 800,000 tons.

A report dated July 1, 1998 by Claude Poulin, prepared for Savage Resources Canada who completed the most recent drilling on the Scotia properties (in 1998), reported a total measured and indicated resource along strike in the designated central, western and north-east zones of 5,130,668 tonnes grading 5.49% zinc and 2.45% lead at a cut-off grade of 2% zinc equivalent. OntZinc's 5,000 metre drilling program is estimated to cost $650,000 will include step out drilling along a 1,500 metre strike length to the north-east of the trial mining area. Drill holes will be located to fill in gaps in the existing drilling and to increase the established resource base.

The existing resource data is in a digital database and an updated resource estimate to National Instrument 43-101 standards will be completed by OntZinc during the first quarter of 2004.

Six to ten holes will be drilled in the hanging wall of the base metal mineralization to obtain core samples of the gypsum deposits that immediately overlie mineralized zone. The purpose of the samples is to carry out early tests of gypsum consistency and quality as well as to confirm preliminary estimates of the probable size of the gypsum resource adjacent to the zinc/lead trend.

In August 2000 a zinc/lead open pit concept received environmental approval. The environmental assessment work was restricted to the central zone of the mineral trend. Any expansion of that open pit will be subject to further assessment and the approval of the Government of Nova Scotia.

The modern concentrator on the mine site was built by Esso Resources with an approximate capacity of 1,500 tonnes per day. The facility was built to high quality standards and has been properly maintained for ready start-up at minimum cost. Earlier bulk tests from two different areas of the ore tend achieved zinc and lead recoveries of 90% and 91% respectively from the milling of approximately 800,000 tonnes. Concentrate grades obtained from these bulk tests averaged 61% for zinc and 75% for lead. The most representative test on the ore to be mined in the central zone was carried out by Westminer between 1989 and 1991. The tonnage of ore tested was 187,010 tonnes grading 7.47% zinc and 3.50% lead for a combined grade to the mill of 10.9%. Much attention was paid to the zinc. However, since all indications point to improved prices for lead the presence of extensive lead sulphide resources will get equal attention.

Pre-production development and planning will be conducted on detailed mine plans using previous and current drill information with the ultimate objective of developing a definitive business plan. Any changes to the existing environmental plan will undergo extensive and serious study before presentation to the authorities. Subject to the results of the business plan and the successful approval of any environmental revisions, the mining operations could commence in early 2005 so as to take full advantage as early as possible of the current uptrend of zinc and lead prices.

The technical information contained herein has been prepared by Peter T. George, P.Geo., who is a qualified person pursuant to National Instrument 43-101. The resource estimates by Savage Resources (Canada) Limited quoted herein are historical in nature and have not been reviewed by the issuers qualified person and should not be relied upon.

Funds for the above mentioned program have been raised through a private placement of tax flow through shares concluded at the end of 2003. Under the raising the company obtained gross proceeds of $1,017,100 through the issuance of an aggregate 4,068,400 flow through units at a price of $0.25 per unit. Each unit is comprised of one flow through common share and one half of a flow through common share warrant. Each whole warrant entitles the holder to acquire a flow through share at $0.30 price. The securities issued pursuant to the private placement are subject to a four month hold period. The warrants are exercisable for two years from the date of registry. Northern Securities Inc. acted as agent and was paid an aggregate of $71,190 in connection with the offering and received broker warrants to purchase 406,840 units for a period of two years at an exercise price of $0.25.

Further to a press release of November 27, 2003 OntZinc announces that it has completed a private placement of US$2 million principal amount. The debentures bear an interest of 12% per annum, paid semi-annually in arrears with the principal to be paid December 20, 2005. Each $0.26 principal amount of debenture is convertible into one common share of OntZinc. OntZinc has a right to a force conversion into common shares at C$0.26 (US$0.20) if the price of the shares equals or exceeds C$0.65 (US$0.50) over 30 consecutive days. The debentures and shares issuable upon conversion are subject to a hold period until April 20, 2004. The US$2 million principal amount of debentures is the initial part of a larger raising, previously announced to amount to up to US$8 million. Proceeds of the offering are to be used for drilling and start up programs at Balmat and Scotia Mine and for general working capital.

For further information, contact: Mr. Keith Spurr at (416) 913-7601 or visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **ONTZINC Corporation** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 30, 2003 of: (a) 320,000 common shares; (b) 160,000 common share purchase warrants; and (c) 32,000 broker warrants of **ONTZINC Corporation, ONTZINC Corporation** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Toronto this 31st day of December, 2003.

ONTZINC CORPORATION

Per: (Signed)
Chris Irwin, Director

Ontzinc Corporation
82-34778
Provided in accordance with Section 240.12g3-2(b)(1)(i)

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **ONTZINC Corporation** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 30, 2003 of: (a) 400,000 common shares; (b) 200,000 common share purchase warrants; and (c) 40,000 broker warrants of **ONTZINC Corporation**, **ONTZINC Corporation** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Toronto this 31st day of December, 2003.

ONTZINC CORPORATION

Per: (Signed)
Chris Irwin, Director